Education Media, Inc.
1700 Pennsylvania Avenue, N.W.

Suite 900
Washington, DC 20006

July 9, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Education Media, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-147645)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Education Media, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-147645), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 27, 2007. The Registrant confirms that no securities have been offered or sold pursuant to the Registration Statement.

The Registrant is withdrawing the Registration Statement as it no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and protection of investors.  The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions with respect to this matter, please contact our outside counsel, Kalbian Hagerty LLP , at (202)223-5600.

Sincerely,

EDUCATION MEDIA, INC.

/s/ Peter A. Kirsch
Peter A. Kirsch
Chief Executive Officer
Education Media, Inc.